Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

June 27, 2022

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Kyle Wiley

Re:	The NFT Gaming Company, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted May 16, 2022
CIK No. 0001895618

Dear Mr. Wiley:

This letter sets forth the responses of The NFT Gaming Company, Inc., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on June 15, 2022 concerning the Company’s Draft Registration Statement on Form S-1 (File No. [ ]) filed with the Commission on May 16, 2022 (the “Registration Statement”).

References in the text of the responses herein to captions and page numbers refer to Amendment No. 2 to the Company’s Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which is being filed herewith.

Amendment No. 1 to Draft Registration Statement on Form S-1

Capitalization, page 36

1.	Please update the Capitalization and Dilution disclosures to reflect the most recent balance sheet information.

Response:	The Company acknowledges the Staff’s comment and has updated the Capitalization and Dilution disclosures to reflect the most recent balance sheet information.

Business, page 44

2.	We note your response to comment 6 and have the following additional comments:

●	The revised disclosure indicates that you may hold “cryptocurrencies”. Please clarify whether you intend to hold crypto assets other than Bitcoin and Ether and, if so, which ones. For example it appears that you will need to hold MATIC tokens to transact on the Polygon network.

●	We note your disclosure that KYC and AML requirements are applicable to your business because the crypto assets you will issue, acquire or hold are not securities. Please add risk factor disclosure regarding the implications in regards to such requirements if the crypto assets you will issue, acquire or hold are determined to be securities. Please also expand your discussion to address your use of a third-party payment processor.

Response:	The Company acknowledges the Staff’s comment and has revised Amendment No. 2 to clarify which crypto assets we intend to hold and to add a risk factor disclosure regarding the implications of KYC and AML requirements applicable to our business. See pages 16, 23, and 44.

3.	We note your response to prior comment 8. Please revise your disclosure to indicate the anticipated timeline and expenditures for these events.

Response:	The Company acknowledges the Staff’s comment and has revised Amendment No. 2 to indicate the anticipated timeline and expenditures for the events indicated . See page 46.

4.	We note your response comment 14 and have the following additional comments:

●	Please clarify whether the NFTs will be sold before the platform is initially launched with live games in which the NFTs can be used.

●	Please clarify whether the NFTs could represent something more than merely digital gaming items. For example, could the NFTs unlock content, features or functionality of games, or provide access to certain games or other content?

●	Please clarify what you mean by the statement “All NFTs will only be sold for value in-game on the Platform at a low price point compared to the current market prices.” In this regard it is not clear the relevance of a “market price” for an asset that is characterized as unique and has not yet been sold.

●	Please explain in greater detail what you mean by the statement “The initial royalty fee for all minted NFTs will be set to a fixed rate at the market standard (i.e. approximately 5-10%) and the Company will reserve the right to vary such rate over time for subsequent NFTs depending on supply and demand factors” and provide examples illustrating the circumstances under which the royalty fee would be changed. In addition, please expand your legal analysis to address the company’s incentives in regards to resales of NFTs given the royalty fees (i.e., the interests of the company appear to be aligned with holders of the NFTs to increase the value of the NFTs).

●	We note the disclosure that the NFTs will be able to be utilized across the network of games available on your platform. We also note the disclosure that you intend to expand the functionality of your platform through the adoption and implementation of new technologies, as well as to implement other features to expand your market share, and that revenues generated through the NFTs likely will be used, at least in part, to fund such efforts. Please revise your legal analysis to address the impact of your efforts to further develop and enhance the platform on the value of the NFTs.

Response:	The Company acknowledges the Staff’s comment and has revised Amendment No. 2 to clarify (i) whether the NFTs will be sold before the platform is initially launched with live games in which the NFTs can be used; (ii) whether the NFTs could represent something more than merely digital gaming items; (iii) in greater detail what we meant by the statement “The initial royalty fee for all minted NFTs will be set to a fixed rate at the market standard (i.e. approximately 5-10%) and the Company will reserve the right to vary such rate over time for subsequent NFTs depending on supply and demand factors” and expanded our legal analysis to address the Company’s incentives in regards to resales of NFTs given the royalty fees; and (iv) the impact of our efforts to further develop and enhance the platform on the value of the NFTs. In response to the question raised in the third bullet of comment 4 above, please be advised that the statement “All NFTs will only be sold for value in-game on the Platform at a low price point compared to the current market prices,” should have correctly read that “All of the NFTs that we sell will only be offered for sale on our Platform for a modest price. See pages 44 and 45.

Unaudited Condense Financial Statements March 31, 2022

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-17

5.	We note on page 45 several anticipated sources of revenue including the sale of NFTs to your gamers which you believe will be the principal source of your revenue. With respect to each source of revenue, please provide comprehensive revenue recognition policy disclosure including a detailed description of your performance obligations, the identity of your customers, and the timing of recognition, and advise us. Please provide citations to the supporting accounting literature in your response to us.

Response:	The Company acknowledges the Staff’s comment and has revised Amendment No. 1 to add a comprehensive revenue recognition policy disclosure including a detailed description of our performance obligations, the identity of our customers, and the timing of recognition. See Note 2. Summary of Significant Accounting Policies.

6.	We note you will accept Bitcoin and Ethereum as a form of payment for purchases on the Platform. Please provide comprehensive accounting policy disclosure to explain how you intend to account for these payments and advise us. Also disclose how you intend to account for any holdings of Bitcoin and Ethereum.

Response:	The Company acknowledges the Staff’s comment and has revised Amendment No. 1 to add our comprehensive accounting policy disclosure to explain how we intend to account for Bitcoin and Ethereum as a form of payment for purchases and a disclosure of how we intend to account for any holdings of Bitcoin and Ethereum.. See Note 2. Summary of Significant Accounting Policies.

General

7.	We note your response to comment 15, as well as your previous related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter, including in regards to any NFTs or other crypto assets that you may develop or mint in the future or that you may support or facilitate the minting or trading of in the future.

Response:	The Company acknowledges the Staff’s comment and hereby confirm our understanding that the SEC’s decision not to issue additional comments should not be interpreted to mean that the SEC either agrees or disagrees with our responses, including any conclusions we have made, positions we have taken and practices we have engaged in or may engage in with respect to this matter, including in regards to any NFTs or other crypto assets that we may develop or mint in the future or that we may support or facilitate the minting or trading of in the future.

If you have any questions relating to any of the foregoing, please contact Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3031.

Sincerely,

The NFT Gaming Company, Inc.

/s/ Vadim Mats
By:	Vadim Mats
Title:	Chief Executive Officer

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